Exhibit 99.1

N E W S  R E L E A S E

Siyata Launches Next Generation Push-to-Talk Over Cellular SD7 Device on Verizon Global Network

•	Next generation push-to-talk over cellular SD7 device offers a far superior solution to competitive land-based radio technologies

•	SD7 targets the multi-billion-dollar first responder and enterprise markets

•	Verizon is the largest wireless carrier in the United States with 143.0 million customers

Vancouver, BC – June 7, 2022 – Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, is pleased to announce that Verizon Communications Inc. (“Verizon”), the largest mobile operator in the U.S. with 143.0 million total retail connections as of Q1 2022, has fully integrated Siyata’s rugged SD7 device into their network. As a Siyata channel partner, Verizon will sell the SD7 to their broad enterprise customer base as well as their first responder network of 4.5 million connections with over 30,000 public-safety agencies. The SD7 was developed to disrupt and replace the multi-billion-dollar Land Mobile Radio (LMR) industry.

“We are thrilled to be working with Verizon, the largest cellular network in the U.S., as we roll out our game-changing SD7 device,” said Siyata CEO Marc Seelenfreund. “With superior coverage, improved functionality, and low start-up and operating costs, the SD7 is the perfect upgrade from land-based radio technologies, delivering a far superior solution to a multi-billion dollar industry. Now through Verizon, we can reach even more first responders and enterprise personnel with a rugged device that can operate reliably in tough working environments.”

The SD7 brings push-to-talk communications into the 21st century and enables first responders and enterprise clients a simple easy-to-use rugged Android based Push-To-Talk (PTT) device with excellent sound quality that operates over the high bandwidth 4G LTE network, providing consistent connectivity across the nation and internationally. Its IP68 rating, resistance to water and dust, drop protection, and robust battery make it well suited for use in harsh environments. Importantly, there is no need to invest in infrastructure such as radio towers or repeaters.

The SD7 allows first responders as well as secondary support personnel to quickly connect and coordinate on  unified public cellular networks  in North America and international markets.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives. Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings  where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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